File No. 82-1264



BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

June 30, 2005



05009442

SUPPL

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public on June 30, 2005, the following messages.

- Bridgestone to Increase Production Capacity for Large and Ultralarge Radial Tires for Mining and Construction Equipment

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Michihiro Suzuki
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

Dlw 7/5



NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-chome, Chuo-ku, Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4616

Bridgestone to Increase Production Capacity for Large and Ultralarge Radial Tires for Mining and Construction Equipment

Company will invest ¥17 billion in expansion projects at Shimonoseki, Saga, and Hofu plants

Tokyo (June 30, 2005)—Bridgestone Corporation announced today that it will expand production capacity for large and ultralarge radial tires for mining and construction equipment and other off-the-road equipment. This move is in response to growing global demand for those tires, according to the announcement. It becomes part of a sweeping capital spending program that the Bridgestone Group is undertaking worldwide.

The capacity increase in off-the-road tires will center on expanding tire-production capacity at Bridgestone's Shimonoseki Plant about 20% by the beginning of 2008. It will also include expanding production capacity for steel cord about 5% at the company's Saga Plant and for off-the-road tire parts at the Hofu Plant. Bridgestone reports that it has earmarked ¥17 billion for investment in the expansion work at those three plants.

Mining and quarrying equipment are the main applications for the large and ultralarge tires for which Bridgestone will increase its production capacity. Demand for those tires is growing worldwide in step with expanded mining activity, and management at Bridgestone expects that trend to continue.

Bridgestone's plans call for construction of new buildings at the Shimonoseki Plant to begin in the latter half of 2005 and the construction will be completed by the end of 2006. At the Hofu Plant, Bridgestone will begin expansion work in the latter half of 2005 with an eye to bringing the new production capacity online in the latter half of 2006 to assist the expansion of production at Shimonoseki Plant. The company will begin work on expanding buildings at the Saga Plant in the latter half of 2005, and the new production equipment there is due to begin operation in early 2007.

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

-end-

Supplementary Information:
Bridgestone's Shimonoseki, Saga, and Hofu Plants

Shimonoseki Plant

Location	Chofukou 3-1, Shimonoseki, Yamaguchi Prefecture
Products	Large and ultralarge tires for mining and construction equipment
Plant manager	Yoshikane Osakabe
Employees	557 (December 31, 2004)
Began operation	1970
Production capacity	5,600 tons/month (new rubber)

Saga Plant

Location	Kamiminecho Tsutumi 2100, Miyakigun, Saga Prefecture
Products	Steel cord for tires and industrial products
Plant manager	Etsurou Kitami
Employees	392 (December 31, 2004)
Began operation	1982

Hofu Plant

Location	Hamakata 100, Hofu, Yamaguchi Prefecture
Products	Passenger car tires and tires for mining and construction equipment
Plant manager	Masayuki Sorioka
Employees	639 (December 31, 2004)
Began operation	1976
Production capacity	4,300 tons/month (new rubber)

